EZTD INC.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

August 17, 2015

Via EDGAR

Kim McManus, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: EZTD Inc. (f/k/a EZTrader, Inc.)
Registration Statement on Form 10-12(g)
Filed July 2, 2015
File No. 000-51255

Dear Ms. McManus:

The purpose of this letter is to respond to your letter of July 29, 2015 regarding the above-referenced registration statement. For your convenience, your comments appear in bold italics, followed by our responses.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g) (1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments. If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

We have noted the staff’s comment. We also note that we intend to further amend our Form 10 to include the financial statements for the three and six months ended June 30, 2015 and June 30, 2014 within the 60-day time period before the Form 10 becomes effective.

2. We have referred your response to comment 1 in our letter dated December 4, 2014 to the Division of Trading & Markets, which may have further comments.

We have noted the staff’s comment.

3. We note the statement that you “do not offer [y]our services to customers from the United States.” However, it appears that U.S. persons have full access to your website other than for purposes of opening an account. The concept of “offer” under the U.S. federal securities laws is broad and it does not appear that your website restricts access to U.S. persons, except when trying to access the “Open an Account” page of the website. Please provide us with a description of the controls you have implemented to ensure that you do not offer your products to U.S. persons and the type(s) of information on your website that U.S. persons are permitted to view.

EZTD Inc (the “Company”) does not offer its services to customers from the United States. We note that, although American and Canadian users were not able to use our trading platform, the Company’s website was previously accessible to U.S. and Canadian users.  Effective as of August 9, 2015, American and Canadian users are unable to access any information on the www.EZTRADER.com website, including the page allowing users to open customer accounts. Instead, there is a large caption stating that "U.S. and Canadian persons are not permitted to enter this website due to legal restrictions."  A screen shot of that caption is attached as “Appendix A” hereto.

4. On page 4 you state that you offer customers, “mainly from European markets,” the ability to trade on options through your websites. You note that 92% of your revenues are derived from the European market. On page 9 you state that approximately the same amount of revenues were derived from customers based in the European Economic Area and that your remaining revenues were derived “mainly from Singapore, Austria, Russia, and South Africa.” Your disclosure on page 1 indicates that you are currently authorized to provide your services in all EU member states where the Cyprus Securities and Exchange Commission has informed each country competent authority. It is unclear if you are authorized to provide services outside of the European market. Please disclose what, if any, registration or license is required to provide services in Singapore, Russia, and South Africa and whether you hold any requisite registration and/or license.

Our Cypriot license authorizes us to provide services to Cyprus, and via European Union-“passport” to EU member states.  CYSEC also allowed us to provide such service to certain other countries including, but not limited to, Singapore, Russia and South Africa.

We have also obtained a license to provide services to customers in Japan, as further described in our response to comment 5 below.

In addition to the licenses already held by us, we are currently in the final stages of obtaining a trading license in Belize.

Item 1. Business

Overview, page 1

5. Please disclose where GKFX Financial Services Limited operates. Please also identify what authority issued the Type I Financial Instruments Business Registration and provide additional background to explain the nature of this registration. Please file the share purchase agreement as a material contract or advise.

Over the last few months, the Company negotiated the purchase of GKFX's local brokerage firm in Japan. On June 17, 2015, we and GKFX signed a Share Purchase Agreement pursuant to which EZTD purchased all of the outstanding shares of GKFX. GKFX is regulated by the Japanese Financial Services Agency, and is authorized under its Type I Financial Instruments Business Registration to conduct Foreign Exchange (Forex) and Contract of Differences (CFD's) business in Japan.  It may offer these services to local Japanese customers and it operates only in Japan. We do not consider the purchase agreement to be a material contract under Regulation S-K Item 601 (b)(10) because the results of the asset test, investment test and income test indicate that the agreement does not meet the materiality threshold.

Our Current Business

Binary Options - featured by online providers, page 2

6. We have considered your revisions in response to comments 2 and 3 in our letter dated December 4, 2014.  Please revise to better explain what the “exact payout ratio”
represents.  It may be helpful to include an example of the type of information presented to customers on your Trading Platform.  Please also describe with greater specificity how the company assesses the risk of the underlying assets made available for trading and whether such assessments are disclosed to customers.

To update our prior response, the “payout ratio” represents the ratio of (1) the fixed return the customer will earn when the position is closed, against (2) the market price of the asset when the customer enters the position. Management, together with the head of the risk department. set and determine the payout ratio for each underlying asset featured on our Trading Platform. The payout ratios are clearly marked next to each trading asset so customers know in advance how much they may gain or lose on each tradable asset. The Company’s methodology in calculating payout rates for assets are trade secrets and not disclosed to customers.

We have revised our description of what the “exact payout ratio” represents, and have included an example of the type of information presented to our customers on our Trading Platform, on page 7 of our Form 10/A being filed simultaneously herewith.

7. Please clarify whether you issue a bonus to all customers when a customer makes a deposit or whether you selectively offer bonuses. To the extent you selectively offer bonuses, please describe the circumstances you take into account in determining what customers will receive a bonus. Please also expand to describe how you determine the amount of the bonus added to the customer’s actual deposit. Describe the process through which the customer elects to receive or decline the bonus amount and clarify whether all withdrawals are prohibited once a bonus has been added to the account. Please also describe how customers are informed about all aspects of the bonus at the time of the election.

The bonus offer is available to all customers.

Once a customer makes a deposit, a bonus is added into his or her account on top of his or her deposited amount. The customer is granted the opportunity to forego the bonus and continue with the deposit made by him only. The bonus added typically amounts, on average, to between 20% and 30% of the customer’s actual deposit, but the Company may choose to increase the bonus amount offered to the customer and the customer as well may request to increase the bonus amount. To be entitled to withdraw a bonus once it is added into the account, a customer must turn-over a trading volume of 25 times the amount of the bonus.

Customers are not required to accept bonuses; they are optional for all customers. Should a customer choose not to accept a bonus at the time it is offered, the customer may choose to refuse the bonus via a link at the webpage outlining bonus terms and conditions.

As of August 1, 2015, we have upgraded the terms and conditions of granting Trading Benefits to be consistent with Circular 68 issued by CYSEC regarding the granting of Trading Benefits.  Those updated terms can be accessed online at: https://www.eztrader.com/en/TermsAndConditions.aspx#bonuses

We have separated Trading Benefits into two separate types of trading bonuses, as follows:

•
“Sign-Up Bonus”: a Sign-Up Bonus may be granted after a customer registers a new account with the Company.  The client is not required to make a prior deposit into the account.  The customer can capitalize the free initial credit granted to him as a result of the Sign-Up Bonus only if he or she meets the withdrawal preconditions (volume generation must be equal to 25 times the initial bonus provided within 90 days).

•
“Deposit Bonus”: a Deposit Bonus may be granted to a customer once he or she makes a deposit into his or her trading account.  In the case of Deposit Bonuses, customer funds, including profits and losses, are available for withdrawal at any given time; the only element dependent on the withdrawal preconditions is the bonus itself. This Deposit Bonus is only available for withdrawal if the customer meets the withdrawal preconditions (volume generation must be equal to 25 times the initial bonus provided within 90 days).

Customers are informed about all aspects of the bonuses at the time of election via the detailed terms and conditions available on our website.

We have revised our explanation of bonus offers on page 3 of our Form 10/A.

8. Please provide an illustrative example of how the bonus works in practice. For example, it appears that if the requisite volume is not met you would: 1) retain all customer profits, including profits associated with customer deposits as well as profits associated with the bonus; and 2) pass along all customer losses incurred.

The example provided above is no longer relevant; CYSEC has issued a Circular on what types of eligible trading benefits can be provided by investment firms. Below are the Company’s specific terms and conditions with respect to how the bonus program works (in italics typeface), along with illustrative examples:

“1.           Bonuses will be granted and added to your trading account within the 24 hours upon request and will expire after 90 days.

“2.           In the event of a withdrawal request for funds, it must be clarified that the Bonus amount cannot be withdrawn from the trading account until the minimum trading volume turnover requirement, equivalent to 25 times the value of your Bonus amount at the time period above, has been met. For example, if you received a bonus of $500 then you must generate total volume of $12,500 (i.e. 500 x 25) within 90 days before being eligible to withdraw your Bonus funds.

“3.           Description of how a ‘Sign-Up Bonus’ works

In the event you’ve accepted a ‘Sign-Up Bonus’ and have reached profit on your account, should you wish to request to withdraw the profit and the bonus funds you will be eligible to do so provided that you have fully met the following requirements: (i) you have made a trading volume which is equivalent to 25 times the value of your bonus amount, (ii) you reached the said trading volume within a time period of no longer than 90 days from your first trade. (‘Withdrawal preconditions’).”

For illustrative purposes, if a customer deposits $0 and receives a Sign-Up Bonus of  $100, he must meet the withdrawal preconditions (i.e., generating total volume of $2,500 ($100 x 25) within 90 days) before being eligible to withdraw his profit and bonus funds. At the time the customer requests to withdraw funds from his account, he has made a profit of $400 from winning trades; if he has met the withdrawal preconditions, he is eligible to receive $500 ($400 profit, plus $100 Sign-Up Bonus).  If he has not met the withdrawal preconditions, he is eligible to receive $0 (due to cancellation of profit and Sign-Up Bonus funds).

“4.           Description of how a “Deposit Bonus” works

In the event you’ve accepted a “Deposit Bonus” and have made profit on your account, should you wish to request to withdraw the profit you will be eligible to do so whereas the bonus funds will be eligible for withdrawals only provided that you have fully met the withdrawal preconditions.”

For illustrative purposes, if a customer deposits $1,000 and receives a Deposit Bonus of $500, he must meet the withdrawal preconditions (i.e., generating total volume of $12,500 ($500 x 25) within 90 days) before being eligible to withdraw his profit and bonus funds.  At the time the customer requests to withdraw funds from his account, he has made a profit of $500; if he has met the withdrawal preconditions, he is eligible to receive $2,000 ($1,000 deposit amount, plus $500 Deposit Bonus, plus $500 in profits). If he has not met the withdrawal conditions, he is eligible to receive $1,500 (the $1,000 deposit, plus $500 in profits).

If, on the other hand, the customer, at the time he requests to withdraw funds from his account, had incurred a loss of $200 from losing trades, but met the withdrawal preconditions, he is eligible to receive $1,300 ($1,000 deposit amount, plus $500 Deposit Bonus, less $200 in losses).  If he did not meet the withdrawal preconditions, he is eligible to receive $800 (due to cancellation of Deposit Bonus, $1,000 deposit, less $200 in losses).

We have added illustrative examples of how the bonus offers work in practice on page 3 of our Form 10/A.

9. Please expand to describe your experience with respect to your practice of issuing bonuses. For example, discuss whether customers generally meet the required volume of trades necessary to retain the bonus.

Generally, as stated on page 4 of our Form 10/A, the majority of customers do not meet the required volume of trades to retain the bonuses. Please see our response to comment 22 for further discussion.

Trading Platform, page 7

10. You state that developing the necessary proprietary technology presents high barriers to entry for new entrants into the market due to the time-consuming and capital-intensive software development initially required. Please balance this disclosure to the extent the necessary technology is available by lease or other similar means.

We have revised our disclosure to the extent that comparable technology is available by lease or similar means on page 8 of our Form 10/A.

Customer base, page 8

11. Please explain how competitive dealing options differ from binary options, which may both be linked to indices, equities, commodities and currency.

Binary Options have a pre-determined expiration date at an agreed time which states how the position will be closed, as opposed to regular options that usually have expiration dates and can be executed with the market as long as the option hasn't expired.

As compared to competitive dealing options, the degree of fluctuation of trade prices is not what is significant for binary options; instead, it is simply whether or not the trade price finishes above or below the set level of return (which is determined in advance).

Binary options are typically assigned short-term expiry dates, which we believe makes trading in these types of options more exciting to customers who are competitive and prefer short term investments.

Government Regulation

U.S. Regulation of Online Binary Options, page 10

12. Please revise the first paragraph in this section, and throughout the Form 10 where applicable, to reflect the findings in SEC v. Banc de Binary, Ltd., including the holding that binary options are “securities” subject to regulation by the SEC. Please also explain the extent to which any offer and sale in the United States must be either registered or exempt.

We have made the requested revisions on page 10 of our Form 10/A.

13. We also note your disclosures in this section and elsewhere in the registration statement that you block U.S. persons from using your Trading Platform. Please expand your disclosure in this section to describe whether U.S. customers have previously had access to your platform, and, if so, revise here and in the risk factors to discuss any potential liability, to the extent material. Refer to Item 101(h)(4)(ix) of Regulation S-K.

We have expanded our disclosure on page 11 of our Form 10/A to identify the period through which U.S. customers had access to our platform.  We do not believe that the potential liability, if any, is material and therefore have not revised the risk factors.

Non-U.S. Regulation of Online Binary Options, page 11

14. We understand that the CYSEC fined CIF for violating Article 26(5) of the Investment Services and Activities and Regulated Markets Law of 2007 because CIF continued to provide investment services through its websites when its authorization was suspended. Please revise to describe the CYSEC’s action on March 2, 2015. Please also discuss any resulting risks.

We have revised our disclosure to revise CYSEC’s action on March 2, 2015 and the resulting risks on page 11 of our Form 10/A.

Item 1A. Risk Factors

Risk Related to our Common Stock

15. Please reconcile or clarify the percentage of stock owned by your officers, directors and affiliated shareholders. For example, you disclose that the officers, directors and affiliated shareholders beneficially owned 41.7% and 35% within the risk factor.

The 41.7% is a typographical error, and has been corrected to 33.8%, on page 23 of our Form 10/A.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 43

16. Please revise the second sentence in the second paragraph to clarify the extent to which prices reported in the table are derived from trading on the pink sheets. In this regard, disclosure in the prior paragraph indicates that your stock was no longer quoted on the OTCQB as of August 2013.

The second sentence in the second paragraph of page 43 of our Form 10/A has been revised to clarify the extent to which prices reported were derived from trading on the pink sheets.

Item 15. Financial Statements and Exhibits

Interim Condensed Consolidated Financial Statements as of March 31, 2015, page F-1

17. Please include a statement of stockholders’ equity for the three months ended March 31, 2015 and 2014.

We have added the relevant statement of stockholders’ equity to the financial statements on page F-6-F-7 of our Form 10/A.

Consolidated Balance Sheets, page F-3

18. We note the prepayment on account of shares of $1.1 million as of March 31, 2015. Please reconcile this amount to the prepayment on account of shares of $733.4 thousand disclosed in your consolidated statement of cash flow for the three months ended March 31, 2015. Additionally, please also explain to us and revise your disclosure to describe the details of the transaction.

The difference between prepayment on account of shares in the balance sheet and cash flow statement arises due to the conversion of convertible loans to equity in the amount of $364,205.
We have revised the wording in the supplemental disclosure of cash flows information on page F-9 of the Form 10/A accordingly from “conversion of convertible loan to equity” to “conversion of convertible loan to prepayment on account of shares”.

Notes to Consolidated Financial Statements

Note 3 – Fair Value Measurements, page F-12

19. We note that the financial liability is categorized within level 3 of the fair value hierarchy. Please revise your disclosure to describe the financial liability and include all required disclosures for level 3 fair value measurements. Refer to ASC 820-10-50.

The Company measured the fair value of the financial liability (financial derivative open positions) through profit or loss using valuation techniques.

This fair value measurement is based on significant unobservable inputs in the market (other than quoted prices in the active market that are observable for liability) and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of financial liability is based on several factors, such as expected volatility, risk-free interest rate and expected contractual life.

Financial liability is evaluated quarterly. Changes in the fair value of financial liability are recorded in consolidated statement of operations.

The following table summarizes the valuation techniques and inputs for Level 3 fair value measurements:

Liabilities	Fair value	Methodology	Input	Weighted Average

Derivative options based on commodities	$ 108,707	Cash or Nothing- option model	Expected volatility Risk-free interest rate Expected contractual life	8.3103% 0.01% 0.25

Derivative options based on exchange differences	$ 135,207	Cash or Nothing- option model	Expected volatility Risk-free interest rate Expected contractual life	2.8108% 0.01% 0.25

Derivative options based on equity shares	$ 116,860	Cash or Nothing- option model	Expected volatility Risk-free interest rate Expected contractual life	5.2203% 0.01% 0.25

We have revised our disclosure on page F-15 of our Form 10/A to include the above information.

Note 5: Share Capital, page F-15

20. We note that you recorded a financing expense of $1.3 million for the issuance of 15.1 million warrants at an exercise price of $0.19078 per share. Please tell us and revise your disclosure to describe the significant provisions of the warrants issued, how you determined its fair value and the reason the warrants were expensed at issuance. Please cite the applicable guidance in your response.

In March 2015, several investors exercised 7,542,969 warrants into shares of common stock, for which the Company received $733,438 in cash. As additional consideration, the Company issued these investors 15,085,938 fully vested warrants at an exercise price of $0.19078 per share, for a period of five years commencing six months after the date of the issuance of the warrants. At the issuance date the total fair value amounted to $1.2 million which was measured by using the Black-Scholes model under the following assumptions:  expected life period of 5 years, share price - $0.15, interest risk free - 1.65%, volatility - 70%. In accordance with ASC 820: Fair Value Measurements and Disclosures, the total amount was recorded as financing expense against additional paid in capital.

We have revised our disclosure on page F-18 of our Form 10/A to include this information.

Consolidated Financial Statements as of December 31, 2014

Notes to Consolidated Financial Statements

Note 1 - General, page F-11

21. We note that an injection of $1 million was required in order to meet client obligations in response to the suspension from the Cyprus Securities and Exchange Commission. Please tell us and revise your disclosure to describe the source of financing used for this injection.

The source of financing used for this injection was a convertible loan from new and existing investors in the amount of $922,500 received in December 5, 2014.

We have revised our disclosures in Note 1 (C) to the interim and annual financial statements, on page F-11 of our Form 10/A, to include the above information.

Note 7 - Obligation to Customers, page F-21

22. Please tell us the amount of customer bonuses recorded during the periods presented and where you record bonus charges in your consolidated statements of operations. Please cite the applicable guidance in your response.

The amount of customer bonuses recorded as offset against revenues for the year ended December 31, 2014 amounted to $822,122, which comprised 4% of our consolidated revenues.
Since the bonus life is limited to 90 days from the grant date and the customer's average life period is approximately 52 days, there is no material difference between the actual bonuses recorded in the books and the prospective amounts in accordance with ASC 450: Disclosure Of Certain Loss Contingencies (which represent approximately 0.5% of our consolidated revenues and 1.3% of our net losses, respectively), for the year ended December 31, 2014. The Company follows ASC 450 and will continue to evaluate the bonus amount to be recorded.

Note 8 - Accounts Payable, page F-21

23. Please explain to us the type of account payable balances included in affiliates for each of the periods presented. In your explanation please tell us if the payables are considered related party balances.

The type of balance of account payable included in affiliates is a provision for marketing vendors. The payable is not considered a related party balance.

Affiliates are responsible for delivering some of our traffic to our website, and they operate in various ways. We mainly work with affiliates who advertise us via website operations such as SEO and SEM (i.e., price per click, user ranking, etc.) and that use our creative materials (i.e., banners, lending pages).

Note 11 – Commitments and Contingent Liabilities, page F-23

24. We note that total rent and related expenses for the years ended December 31, 2014 and 2013 were $176,583 and $133,290, respectively. Please explain to us the reason for the increase in future minimum commitments under non-cancelable operating leases to $466,230 and $468,096 for 2015 and 2016, respectively.

The amounts listed were typographical errors, and have been corrected in note 11 to our annual financial statement, on page F-24 of our Form 10/A.

Note 15 – Related Parties, page F-31

25. We note your disclosure of transaction amounts and balances with related parties for the respective periods. Please revise the notes to the financial statements to disclose the nature and significant terms of all related party transactions as required by ASC 850-10-50.

We have revised note 15 to our annual financial statement to disclose the nature and significant terms of all related party transactions, on page 31 of our Form 10/A.

We acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call our attorney, Oded Har-Even (212) 660-5002 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,
EZTD INC.
By: /s/ Shimon Citron
Name: Shimon Citron
Title: Chief Executive Officer

cc, with a marked copy of the New Registration Statement:
Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Appendix A: